UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)
☑  Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the fiscal year ended December 31, 2017
OR
☐  Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___to ___

Commission file number 001-00035

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

ITI 401(k) PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
44 Farnsworth Street
Boston, MA

ITI 401(k) PLAN

Financial Statements and Supplemental Schedule
December 31, 2017 and 2016
(With Report of Independent Registered Public Accounting Firm Thereon)

ITI 401(k) PLAN
December 31, 2017 and 2016
Table of Contents

Page Number(s)

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2017 and 2016	4

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2017 and 2016	5

Notes to Financial Statements	6 - 13

Supplemental Schedule: (i)
Schedule H, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2017	14

(i) Schedules required by Form 5500 which are not applicable have not been included.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
ITI 401(k) Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of the ITI 401(k) Plan (the Plan) as of December 31, 2017 and 2016, the related statements of changes in net assets available for plan benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information in the accompanying Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP
KPMG LLP

We have served as the Plan's auditor since 2000.
Albany, New York
June 20, 2018

ITI 401(k) PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2017 and 2016

	2017	2016
Assets:

Investments at fair value (notes 3 and 4)	$16,589,282	$16,268,883
Notes receivable from participants	858,315	902,584
Employer contribution receivable	—	7,466
Employee contribution receivable	—	15,341
Accrued dividends and interest	13,932	16,218

Net assets available for plan benefits	$17,461,529	$17,210,492

See accompanying notes to financial statements.

ITI 401(k) PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2017 and 2016

	2017	2016
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,052,745	$914,561
Interest and dividend income	269,538	294,894
	1,322,283	1,209,455

Interest on notes receivable from participants	41,601	31,413

Contributions:
Employee	1,157,123	1,036,891
Employer	509,013	456,443
	1,666,136	1,493,334

Total additions	3,030,020	2,734,202

Deductions from net assets attributed to:
Benefits paid to participants	635,871	429,053
Employee rollovers into other qualified plans	2,106,661	1,104,054
Expenses and loan fees	36,451	46,860
Total deductions	2,778,983	1,579,967

Net increase	251,037	1,154,235

Net assets available for plan benefits at:
Beginning of year	17,210,492	16,056,257
End of year	$17,461,529	$17,210,492

See accompanying notes to financial statements.

ITI 401(k) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(1)	Description of the Plan
The ITI 401(k) Plan (the “Plan”) is a defined contribution plan sponsored by Instrument Transformers, LLC (the “Company”), formerly Instrument Transformers, Inc., an affiliate of General Electric Company (“GE”). The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Effective January 1, 2016, salaried employees became active participants in the GE Retirement Savings Plan instead of this Plan.
Ascensus Trust Company (the “Trustee”), is the Plan’s custodian and trustee, and Mid-Atlantic Trust Company is the sub-custodian with respect to the GE Common Stock Fund and the Synchrony Stock Fund, until the date of its liquidation in November 2016. Ascensus, Inc. (“Ascensus”) is the recordkeeper for the Plan. Evercore Trust Company, N.A. (“Evercore”) was the independent fiduciary and investment manager for the Synchrony Stock Fund.
On July 1, 2016, GE completed the sale of GE Asset Management Incorporated (“GEAM”) to State Street Corporation. Funds previously managed by GEAM are now advised by State Street Global Advisors (“SSGA”). The investment objectives and policies of the funds did not change as a result of this transaction.
The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the ITI 401(k) Plan Document. Information concerning the Plan, including benefits and vesting provisions, is also included in the Summary Plan Description (“SPD”) and other material distributed to participants.
Employee Contributions and Investment Options
Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a)	GE Common Stock Fund - This fund is invested primarily in GE common stock, with the remainder held in cash or cash equivalents to provide for the GE Common Stock Fund’s estimated liquidity needs.

(b)
State Street Institutional Income Fund, formerly GE Institutional Income Fund - This fund managed by SSGA seeks a high interest rate of return over a long-term period consistent with the preservation of capital by investing at least 80% of its net assets in debt securities.

(c)
State Street Institutional International Equity Fund, formerly GE Institutional International Equity Fund - This fund managed by SSGA seeks long-term growth of capital by investing at least 80% of its net assets in equity securities, such as common and preferred stocks. The fund invests primarily in companies in both developed and emerging market countries outside the United States.

(d)	American Funds Growth Fund of America - This fund seeks growth of capital by investing in companies with a history of rapidly growing earnings and generally higher price-to-earnings ratios.

(e)
Columbia Acorn Select Fund - This fund seeks long-term growth of capital by investing in a limited number of U.S. companies (between 20-40) with market capitalizations under $20 billion at the time of purchase. Effective January 3, 2017, this fund was replaced by the American Beacon Stephens Mid-Cap Growth Institutional Fund.

(f)
DFA U.S. Targeted Value Portfolio Fund - This fund seeks long-term capital appreciation. It uses a market capitalization weighted approach by purchasing a broad and diverse group of readily marketable securities of U.S. small and mid-cap companies.

(g)	Franklin Templeton Mutual Global Discovery Fund - This fund seeks long term capital appreciation by investing significantly (up to 100%) in foreign equity and debt securities.

ITI 401(k) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(h)
Franklin Templeton Mutual Quest Fund - This fund seeks capital appreciation, with income as a secondary goal by emphasizing investments of larger and medium-sized companies. Effective January 2, 2017, assets in this fund were transferred to the Franklin Templeton Mutual Global Discovery Fund and the fund was eliminated.

(i)
JP Morgan U.S. Government Money Market Fund - This fund seeks high current income with liquidity and stability of principal. It invests exclusively in high-quality, short-term securities that are issued or guaranteed by the U.S. government or by U.S. government agencies and instrumentalities.

(j)
Vanguard Target Retirement Funds - The Vanguard Target Retirement Funds are a series of registered investment companies (“mutual funds”) that separately invest in up to five other Vanguard mutual funds.  Because they invest in other mutual funds, rather than individual securities, each fund is considered a “fund of funds”.  The suite of Target Retirement Funds include the following:

Vanguard Target Retirement Income Fund
Vanguard Target Retirement 2010 Fund
Vanguard Target Retirement 2015 Fund
Vanguard Target Retirement 2020 Fund
Vanguard Target Retirement 2025 Fund
Vanguard Target Retirement 2030 Fund
Vanguard Target Retirement 2035 Fund
Vanguard Target Retirement 2040 Fund
Vanguard Target Retirement 2045 Fund
Vanguard Target Retirement 2050 Fund
Vanguard Target Retirement 2055 Fund
Vanguard Target Retirement 2060 Fund

The Vanguard Target Retirement Income Fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement. The other Vanguard Target Retirement Funds invest in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the workforce in or within a few years of the target year. These funds’ asset allocations will become more conservative over time as the target retirement date draws closer.

(k)
Vanguard 500 Index Admiral Fund - This fund seeks to track the performance of the S&P 500 Index.  It attempts to replicate the target index by investing all or substantially all of its assets in the stocks that make up the S&P 500 Index.

(l)
American Beacon Stephens Mid-Cap Growth Institutional Fund - This fund seeks long-term growth of capital.  It invests at least 80% of its net assets in equity securities of medium capitalization companies, which are companies whose market capitalization falls within the capitalization range of $1 billion and the market capitalization of the largest company in the Russell Midcap Index. This fund became an investment option on January 3, 2017.

(m)
Synchrony Stock Fund - The Synchrony Stock Fund was established on November 24, 2015 as a temporary investment option in connection with GE’s one-time offer in 2015 to exchange shares of Synchrony Financial common stock for shares of GE common stock.  The Synchrony Stock Fund invested at least 95% of its assets in Synchrony Financial common stock, with the remainder held in cash or cash equivalents to provide for the Synchrony Stock Fund’s estimated liquidity needs.  As required by the terms of the Plan, the Synchrony Stock Fund was liquidated following the one-year anniversary of its establishment and eliminated.

ITI 401(k) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(n)
Vanguard Total Bond Market Index Admiral Fund - This fund seeks to track the performance of a benchmark index by investing in a wide spectrum of public, investment-grade, taxable fixed income securities in the United States. At least 80% of the fund’s assets will be invested in bonds held by the index. This fund became an investment option on January 3, 2017.

(o)
Vanguard Extended Market Index Admiral Fund - This fund seeks to track the performance of a benchmark index that measures the investment return of small- and mid-capitalization stocks. This fund became an investment option on January 3, 2017.

(p)
Vanguard Total International Stock Index Admiral Fund - This fund seeks to track the performance of a benchmark index by investing in stocks issued by companies located in developed and emerging markets, excluding the United States. The index includes approximately 5,500 stocks located in 46 countries. This fund became an investment option on January 3, 2017.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies (“mutual funds”) are made available to participants.
Participants may elect to defer any whole percentage of their eligible compensation, on a pre-tax basis, subject to limitations imposed by law. Participants may also contribute amounts as “rollover” provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.
The United States Internal Revenue Code (“IRC”) limits the amount of pre-tax contributions that can be made each year. The limit for participants under age 50 was generally $18,000 in 2017 and 2016. For participants who were at least age 50 during the year, the limit was generally $24,000 in 2017 and 2016.
Employer Contributions
The Plan generally provides for employer matching contributions at a rate of 50% of the employee’s pre-tax contributions on the first 14% of compensation.
Vesting
Participants are immediately fully vested in their employee contributions and related investment results. Vesting in the Company’s contributions and related investment results is based on years of continuous service. A participant is 100% vested in the Company’s contributions after six years of service as follows:
Years of Service        Percent
Less than 2         0%
2             20%
3             40%
4             60%
5             80%
6            100%

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocation of (a) employer matching contributions and (b) investment results. The benefit to which a participant is entitled is the value of the participant’s vested account.

ITI 401(k) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

Notes Receivable from Participants
The Plan permits participants, under certain circumstances, to borrow a minimum of $1,000 from their participant accounts. Subject to certain IRC and Plan limits, a participant may not borrow more than the lesser of $50,000 minus the highest outstanding balance of loans from any plan sponsored by the Company, GE or any of its affiliates during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.
The term of any loan is up to 5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 15 years may be permissible. Loans are secured by the remaining balance in the participant’s account. The interest rate applicable to participant notes receivable is 1% above the prime interest rate in effect as of the last business day before the loan is requested. Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other methods as may be required. Participants may repay the principal amount with written notice and without penalty.
In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of default as ordinary income.
Payment of Benefits
Participants’ withdrawals are permitted under the plan subject to certain restrictions. Participants are allowed to withdraw all or a portion of their rollover contributions, including earnings thereon. Generally, before-tax contributions and Company contributions may not be withdrawn while employed by the Company prior to age 59½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum rollover contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from making contributions to the Plan for six months after the hardship distribution.
On termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, installments (quarterly, monthly, annually or semi-annually), or a direct rollover.
Plan Termination and Amendment
Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s interest will be payable in full according to Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.
Administrative and Investment Advisory Costs
Expenses related to the administration of the Plan, including recordkeeping expenses and Trustee’s fees, are liabilities of the Plan. However, the Company may choose to pay these expenses (see note 2(f)). For the registered investment companies and the money market fund, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the statement of changes in net assets available for plan benefits.

ITI 401(k) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(2)    Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Investments
Plan investments are reported at fair value. See notes 3 and 4 for additional information.
Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(c)	Fair Value Measurements
For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.
Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:
Level 1 - Quoted prices for identical investments in active markets.
Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
Level 3 - Significant inputs to the valuation model are unobservable.
When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include common stock, registered investment companies, short-term investments and interest-bearing cash.
See note 4 for additional information.

(d)	Notes Receivable from Participants
Loans to participants are recorded at the outstanding principal balance plus accrued interest.

(e)	Payment of Benefits
Benefit payments are recorded when paid to participants.

(f)	Expenses
Substantially all expenses related to administration of the Plan are paid by the Company or out of the Plan’s forfeiture account at the discretion of the Plan sponsor, with the exception of the Plan’s loan expenses, which are paid by the Plan’s Trustee out of the respective participant’s investment fund’s assets.

ITI 401(k) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(g)	Management Estimates and Assumptions
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3)	Investments
A summary of the fair values of the Plan’s investments at December 31, 2017 and 2016 follow.

	2017	2016

Common stock	$593,649	$1,388,689
Registered investment companies	13,006,032	11,596,458
Short-term investments	2,961,386	3,209,599
Interest-bearing cash	28,215	74,137
Total investments at fair value	$16,589,282	$16,268,883

(4)	Fair Value Measurements
The Plan’s investments measured at fair value on a recurring basis at December 31, 2017 follow.

	Level 1	Level 2	Level 3	Total

Common stock	$593,649	$—	$—	$593,649
Registered investment companies	13,006,032	—	—	13,006,032
Short-term investments	2,961,386	—	—	2,961,386
Interest-bearing cash	28,215	—	—	28,215
Total investments at fair value	$16,589,282	$—	$—	$16,589,282

The Plan’s investments measured at fair value on a recurring basis at December 31, 2016 follow.

	Level 1	Level 2	Level 3	Total

Common stock	$1,388,689	$—	$—	$1,388,689
Registered investment companies	11,596,458	—	—	11,596,458
Short-term investments	3,209,599	—	—	3,209,599
Interest-bearing cash	74,137	—	—	74,137
Total investments at fair value	$16,268,883	$—	$—	$16,268,883

Transfers in and out of levels are considered to occur at the beginning of the period. There were no transfers during 2017 or 2016.
As discussed in Note 1(a) and Note 1(m), respectively, the GE Common Stock Fund and the Synchrony Stock Fund, until the date of its liquidation, are unitized funds that consist of GE common stock and Synchrony Financial common stock with a small

ITI 401(k) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

portion of the fund held in cash or other short-term investments which are assets of the Plan. All are included in the fair value measurements table as Level 1 investments.

(5)	Risk and Uncertainties
The Plan offers a number of investment options including the GE Common Stock Fund and a variety of investment funds, consisting of registered investment companies and a money market fund. The registered investment companies invest in U.S. equities, international equities and fixed income securities. Investment securities in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the statements of net assets available for plan benefits.
The Plan’s exposure to a concentration of credit risk is limited by the opportunity to diversify investments across multiple participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund and the Synchrony Stock Fund (liquidated in November 2016), each of which primarily invests in a single security.
(6)    Related Party Transactions (Parties in Interest)
Through the date of the sale of GEAM to State Street Corporation, certain investments of the Plan were shares of registered investment companies that were advised by GEAM and distributed by GE Investment Distributors, Inc. GEAM provided investment advisory services for certain investments in the Plan. Other investments in the Plan are investment funds comprised of shares of common stock issued by GE or issued by Synchrony Financial (liquidated in November 2016).
Certain fees paid to related parties for services to the Plan were paid by the Plan. Registered investment company and money market fund operating expenses, which include expenses paid to GEAM, reduce the respective fund’s assets and are reflected in the fund’s share/unit price and dividends.
In addition to the recordkeepers, trustees and custodians of the Plan, which are mentioned in note 1, KPMG LLP, the auditor of the Plan’s financial statements, is also a party in interest as defined by ERISA.

(7)	Tax Status

The Internal Revenue Service has notified Ascensus, the prototype sponsor, by a letter dated March 31, 2014 that the basic plan document is qualified under the appropriate sections of the IRC. The Plan has adopted the Ascensus prototype document which has been amended since that letter was issued. However, the Plan administrator and the Plan’s counsel believe that the Plan’s current design and operations comply in all material respects with the applicable requirements of the IRC, and that the letter remains valid.
The portion of a participant’s compensation contributed to the Plan as a pre-tax contribution and the Company’s matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant’s gross taxable income for the year in which such amounts are withdrawn from the Plan.
U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. For the years ended December 31, 2017 and 2016, the Plan has not recognized a tax liability (or asset) related to uncertain tax positions.
The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

ITI 401(k) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(8)    Subsequent Events

Subsequent events after the statement of net assets available for plan benefits date through June 20, 2018 the date that the financial statements were issued, have been evaluated in the preparation of these financial statements.

(9)	Reconciliation of Financial Statements to Form 5500
Notes receivable from participants are classified as investments per Form 5500 instructions. In addition, any deemed distributions are not considered to be plan assets per Form 5500 and are excluded from notes receivable from participants. However, these distributions remain a plan asset for purposes of these financial statements until a distributable event occurs and they are offset against plan assets.
A reconciliation of investments per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2017	2016

Total investments at fair value per financial statements	$16,589,282	$16,268,883

Total notes receivable from participants	858,315	902,584
Deemed distributions	(19,213)	(9,813)
Total notes receivable per Form 5500	839,102	892,771

Total investments per Form 5500	$17,428,384	$17,161,654

A reconciliation of total deductions from net assets per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2017	2016

Total deductions from net assets per financial statements	$2,778,983	$1,579,967
Changes in deemed distributions	9,400	(9,786)
Total expenses per Form 5500	$2,788,383	$1,570,181

A reconciliation of amounts per the financial statements at and for the years ended December 31, 2017 and 2016 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2017	2016

Net assets available for plan benefits per the financial statements	$17,461,529	$17,210,492
Deemed distributions	(19,213)	(9,813)
Net assets available for plan benefits per the Form 5500	17,442,316	17,200,679

Total net increase per the financial statements	$251,037	$1,154,235
Changes in deemed distributions	(9,400)	9,786
Total net income per the Form 5500	$241,637	$1,164,021

ITI 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Current value**
*	GE Common Stock	Common stock, 34,020 shares	$593,649
	State Street Institutional Income Fund	Registered investment company, 76,339 shares	720,643
	State Street Institutional International Equity Fund	Registered investment company, 46,962 shares	649,021
	American Funds Growth Fund of America	Registered investment company, 30,911 shares	1,531,952
	DFA U.S. Targeted Value Portfolio Fund	Registered investment company, 59,575 shares	1,482,824
	Franklin Templeton Mutual Global Discovery Fund	Registered investment company, 77,753 shares	2,520,759
	Vanguard 500 Index Admiral Fund	Registered investment company, 6,029 shares	1,488,169
	Vanguard Extended Market Index Admiral Fund	Registered investment company, 1,436 shares	121,695
	Vanguard Total International Stock Index Admiral Fund	Registered investment company, 114 shares	3,493
	Vanguard Total Bond Market Index Admiral Fund	Registered investment company, 739 shares	7,949
	Vanguard Target Retirement Income Fund	Registered investment company, 7,269 shares	98,501
	Vanguard Target Retirement 2015 Fund	Registered investment company, 35,898 shares	550,324
	Vanguard Target Retirement 2020 Fund	Registered investment company, 27,849 shares	873,895
	Vanguard Target Retirement 2025 Fund	Registered investment company, 12,586 shares	232,845
	Vanguard Target Retirement 2030 Fund	Registered investment company, 11,705 shares	393,624
	Vanguard Target Retirement 2035 Fund	Registered investment company, 24,127 shares	499,185
	Vanguard Target Retirement 2040 Fund	Registered investment company, 7,572 shares	270,840
	Vanguard Target Retirement 2045 Fund	Registered investment company, 11,335 shares	255,043
	Vanguard Target Retirement 2050 Fund	Registered investment company, 1,667 shares	60,329
	Vanguard Target Retirement 2055 Fund	Registered investment company, 2,195 shares	86,099
	Vanguard Target Retirement 2060 Fund	Registered investment company, 513 shares	17,783
	American Beacon Stephens Mid-Cap Growth Institutional Fund	Registered investment company, 50,827 shares	1,141,059
	JP Morgan U.S. Government Money Market Fund	Short-term investments, 2,961,386 shares	2,961,386
*	Mid-Atlantic Capital Group	Interest-bearing cash	28,215

	Total investments at current value		16,589,282

*	Notes receivable from participants (198 loans with interest rates
	from 4.25% to 8.00% from 1 month to 14 years)		839,102
	Total Assets (Held at End of Year)		$17,428,384

*	Party in interest as defined by ERISA.
**	Cost omitted for participant directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ITI 401(k) Plan

June 20, 2018	/s/ Brenda Skinner
Date	Brenda Skinner HR Manager GE Power

Exhibit Number	Description of the Exhibit

Exhibit 23	Consent of Independent Registered Public Accounting Firm